SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For April 3, 2007


                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

           Form 20-F [ X ]                           Form 40-F [  ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

           Yes [  ]                                   No [ X ]

                                TABLE OF CONTENTS
      REPORT FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006 ON FORM 6-K

                                                                          Page

Consolidated Financial Statements                                         3 - 5

Audited Consolidated Balance Sheets as of March 31, 2006 and
Unaudited Consolidated Balance Sheets as of September 30, 2006            3

Unaudited Consolidated Statements of Income and Comprehensive
Income for the Six-Month Periods Ended September 30, 2005
and 2006 and the Three-Month Periods Ended September 30, 2005 and 2006    5

Management Discussion and Analysis of Financial Conditions                6
and Results of Operations

Liquidity and Capital Resources                                           8

Stock Repurchase Program                                                  8

Section 404 Compliance                                                    9

Submission of Matters to a Vote of Security Holders                       9

Exhibit List                                                              9

Signature                                                                 10

Exhibit 99.1


                                  BONSO ELECTRONICS INTERNATIONAL INC.
                                       CONSOLIDATED BALANCE SHEET
                                             (In U.S. Dollars)

                                                                   30-Sep                    31-Mar
                                                                     2006                      2006
                                                                ---------                 ---------
                                                               (Unaudited)                (Audited)
Assets
Current assets
 Cash and cash equivalents                                      10,692,437                8,582,257
 Trade receivables, net                                          8,111,697                6,740,229
 Inventories, net                                               14,955,434               15,035,216
Tax recoverable                                                    416,349                  183,393
 Other receivables, deposits and prepayments                     2,535,078                1,963,007
                                                                -----------------------------------

 Total current assets                                           36,710,995               32,504,102

Deposits                                                           188,767                  188,525
Long term investment                                               946,711                  500,000
Deferred income tax assets - non current                            89,992                   82,529
Goodwill                                                           842,821                  842,821
Brand name  net                                                  2,523,443                2,526,982
Property, plant and equipment, net                              12,001,357               12,833,929
                                                                -----------------------------------

 Total assets                                                   53,304,086               49,478,888
                                                                -----------------------------------

Liabilities and shareholders' equity
Current liabilities
Bank overdraft                                                     488,658                  471,254
 Notes payable                                                   6,845,269                3,310,673
                                                                -----------------------------------
 Accounts payable                                                5,881,097                6,288,213
 Accrued charges and deposits                                    2,352,865                2,434,994
Short-term loans                                                 2,215,131                2,936,467
Current portion of long-term debt                                  103,878                  215,131
and capital lease obligations
                                                                -----------------------------------

                                                                -----------------------------------
 Total current liabilities                                      18,489,235               15,656,732


                                                 3


Deferred income tax                                                 19,889                   19,863

Total Liabilities                                               18,509,124               15,676,595

Shareholders' equity
Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares : March 2006 &
  September 2006-nil                                                    --                       --
 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued  and  outstanding  shares : March  2006 &                16,729                   16,729
  September 2006 - 5,577,639
Additional paid-in capital                                      21,764,788               21,764,788
Retained earnings                                               12,175,139               11,234,006
Accumulated other comprehensive income                             838,306                  786,770
                                                                -----------------------------------
                                                                34,794,962               33,802,293
                                                                -----------------------------------

Total liabilities and shareholders' equity                      53,304,086               49,478,888
                                                                -----------------------------------


                                                       4


                                            BONSO ELECTRONICS INTERNATIONAL INC.
                                               CONSOLIDATED INCOME STATEMENT
                                               (In Thousands of U.S. Dollars)
                                                         Unaudited

                                                       Three months ended September 30              Six months ended September 30

                                                         2006                    2005                      2006         2005
                                                         ----                    ----                      ----         ----

Net sales                                              20,710                  15,962                    36,831       34,112
Cost of sales                                         -17,023                 -12,840                   -29,866      -27,380
Gross margin                                            3,687                   3,122                     6,965        6,732

Selling expenses                                          729                     492                     1,256        1,107
Salaries and related                                    1,474                   1,375                     2,793        2,743
costs
Research and                                              125                     164                       236          272
development expenses
Administration and                                        716                     875                     1,464        1,616
general expenses
Amortization of Brand                                      50                      50                       100          100
Name
Income from operations                                    593                     166                     1,116          894
Interest Income                                            75                      31                       123           86
Other income                                               40                     172                        96          255
Interest Expenses                                       (154)                    (83)                      -271         -220
Foreign exchange gains                                   (71)                    (82)                      -101         -119
\(Loss)

Income before income                                      483                     204                       963          896
taxes and minority
interest
Income tax expense                                          -                      40                       -22           -5
Net income before                                         483                     244                       941          891
minority interest
Minority interests                                          -                       -                         -            -
Net income                                                483                     244                       941          891

Earnings per share
Basic                                                    0.09                    0.04                      0.17         0.16
 Diluted                                                 0.08                    0.04                      0.16
                                                                                                                        0.16


Weighted average shares                             5,577,639               5,577,639                 5,577,639    5,577,639
Adjusted weighted                                   5,945,411               5,945,411                 5,945,411    5,759,135
average shares

Six Month Period ended September 30, 2006 compared to the Six Month period ended September 30, 2005

     Net Sales. During the six-month period ended September 30, 2006, our sales increased 8% from approximately $34,112,000 for the six-month period ended September 30, 2005, to approximately $36,831,000. The increased sales were primarily the result of increase of demand for our scales products. Sales from our scales business increased by approximately $4,944,000 from $22,183,000 for the six-month period ended September 30, 2005 to $27,127,000 for the six-month period ended September 30, 2006. Sales from our telecommunications products decreased by approximately $2,225,000 from approximately $11,929,000 for the period ended September 30, 2005 to $9,704,000 for the period ended September 30, 2006.

     Gross Margin. Gross margin as a percentage of revenue decreased to 18.9% during the six-month period ended September 30, 2006 as compared to 19.7% during the same period in the prior year. This decline was primarily the result of our cost increase in the area of materials and labor and the increased pressure on the sales price from our customers for both our FRS telecommunication products and scales products.

     Selling Expenses. Selling expenses increased by 13% from approximately $1,107,000 for the six-month period ended September 30, 2005 to approximately $1,256,000 for the six-month period ended September 30, 2006. The increase was primarily the result of increased in sales and the increase in freight cost due to the rise in oil price. Selling expenses increased as a percentage of revenue to 3.4% during the six-month period ended September 30, 2006 as compared to 3.2% during the period in the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 2% from approximately $2,743,000 for the six-month period ended September 30, 2005 to approximately $2,793,000 for the six-month period ended September 30, 2006. This increase was primary due to the increased in salaries to our employee.

     Research And Development. Research and development expenses decreased 13% from approximately $272,000 for the six-month period ended September 30, 2005 to approximately $236,000 for the six-month period ended September 30, 2006. The decrease was primarily due to the completion of various new products design in early this calendar year. Research and development as a percentage of revenue decreased to 0.6% during the period ended September 30, 2006 as compared to 0.8% during the prior year.

     Administration And General Expenses. Administration and general expenses decreased by 9% from approximately $1,616,000 for the six-month period ended September 30, 2005 to approximately $1,464,000 for the six-month period ended September 30, 2006. This decrease was primarily the result of decreased expenses in consultancy fee and repair and maintenance fee.

     Income From Operations. As a result of the above changes, income from operations increased by 25% from approximately $894,000 for the six-month period ended September 30, 2005 to $1,116,000 for the six-month period ended September 30, 2006.

     Interest Income. Interest income amounted to approximately $123,000 for the six-month period ended September 30, 2006, compared to $86,000 in the six-month period ended September 30, 2005. This increase was primarily the result of depositing our cash into higher yield accounts and the increase in interest rates.

     Other Income. Other income decreased 62% from approximately $255,000 for the six-month period ended September 30, 2005 to approximately $96,000 for the six-month period ended September 30, 2006. The decrease was primarily due to a decrease in the disposal of fixed assets.

     Interest Expenses. Interest expenses increased 23% from approximately $220,000 for the six-month period ended September 30, 2005 to approximately $271,000 for the six-month period ended September 30, 2006. The increase was primarily the result of increased use of the Company's banking facilities.

     Foreign Exchange Gains/(Loss) Foreign exchange loss decreased from approximately $119,000 for the six-month period ended September 30, 2005 to a loss of approximately $101,000 for the six-month period ended September 30, 2006. The decreased loss was primarily attributable to the less fluctuation between EURO and US$ during this period as compared to the same period last year.

     Net Income. As a result of the above changes, net income increased from approximately $891,000 for the six month period ended September 30, 2005 to $941,000 for the six month period ended September 30, 2006, an increase of approximately $50,000, or 6%.

Three Month Period ended September 30, 2006 compared to the Three Month period ended September 30, 2005

     Net Sales. During the three month period ended September 30, 2006, net sales were approximately $20,710,000 as compared to $15,962,000 during the three month period ended September 30, 2005, representing an increase of approximately $4,748,000. The increase was due to the increase demand from our major customers for our telecommunication products and scales. Sales from our scales business increased by approximately $4,370,000 from $11,098,000 for the three-month period ended September 30, 2005 to $15,468,000 for the three-month period ended September 30, 2006. Sales from our telecommunications products increased by approximately $378,000 from approximately $4,864,000 for the three-month period ended September 30, 2005 to $5,242,000 for the period ended September 30, 2006.

     Gross Margin. Gross margin as a percentage of revenue declined to 17.8% during the three-month period ended September 30, 2006 as compared to 19.6% during the prior year. This decrease was principally caused by increased labor and material cost of our FRS telecommunication products and scales products.

     Selling Expenses. Selling expenses increased by 48.2% from approximately $492,000 for the period ended September 30, 2005 to approximately $729,000 for the period ended September 30, 2006. This increase is primarily attributable to the increased sales as compared to the same period in the prior year. Selling expenses as a percentage of revenue increase slightly to 3.5% during the three month period ended September 30, 2006 as compared to 3.1% the same period in the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 37.2% from approximately $1,375,000 for the three months ended September 30, 2005 to approximately $1,474,000 for the three months ended September 30, 2006. This increase was primary the result of the increased in salaries to our employee.

     Research And Development. Research and development expenses decreased 23.8% from approximately $164,000 for the three months ended September 30, 2005 to approximately $125,000 for the three months ended September 30, 2006. The decrease was primarily due to the completion of various new products design in early this calendar year.

     Administration And General Expenses. Administration and general expenses decreased by 18.3% from approximately $875,000 for the three months ended September 30, 2005 to approximately $716,000 for the three months ended September 30, 2006. This decrease was primarily the result of decreased expenses in consultancy fee and repair and maintenance fee.

     Income From Operations. As a result of the above changes, income from operations increased by 427% from approximately $166,000 for the three months ended September 30, 2005 to $593,000 for the three months ended September 30, 2006.

     Interest Income. Interest income increased to approximately $75,000 for the three months ended September 30, 2006, compared to $31,000 in the three months ended September 30, 2005. This increase was primarily the result of depositing our cash into higher yield accounts and the increase in interest rates.

     Other Income. Other income decreased 76.7% from approximately $172,000 for the three months ended September 2005 to approximately $40,000 for the three months ended September 30, 2006. The decrease was primarily due to a decrease in the disposal of fixed assets.

     Interest Expenses. Interest expenses increased 85.5% from approximately $83,000 for the three months ended September 30, 2005 to approximately $154,000 for the three months ended September 30, 2006. The increase was primarily the result of increased use of the company's banking facilities.

     Foreign Exchange Losses/Gains. Foreign exchange loss decreased from approximately $82,000 for the three months ended September 30, 2005 to a loss of approximately $71,000 for the three months ended September 30, 2006. The decreased loss was primarily attributable to the less fluctuation between EURO and US$ during this period as compared to the same period last year.

     Net Income. As a result of the above changes, net income increased from approximately $244,000 for the three month ended September 30, 2005 to $483,000 for the three months ended September 30, 2006, an increase of approximately $239,000, or 98%.

Liquidity and Capital Resources

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

     As of September 30, 2006, we had $10,692,437 in cash and cash equivalents as compared to $8,582,257 as of March 31, 2006. Working capital at September 30, 2006 was $18,221,760 compared to $16,847,370 at March 31, 2006. We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures in the foreseeable future.

Stock Repurchase Program

     On November 16, 2006, the Company's Board of Directors authorized a program for the Company to repurchase up to $1,000,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. Two thousand six hundred seventeen (2,617) shares were purchased under this program in the third quarter of fiscal 2007. The Company may from time to time repurchase shares of its Common Stock under this program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000. The Board authorized the previous repurchase program in August of 2001.

Section 404 Compliance
----------------------

     On December 15, 2006, the Securities and Exchange Commission ("the SEC") advised that it was extending further the dates that were published on September 29, 2005, to postpone the compliance date for filing internal control reports by companies not designated as accelerated filers. Under this revised compliance schedule, the Company will be required to include an internal control report of management with the annual report on Form 20-F beginning with the fiscal year ending March 31, 2008 (unless otherwise extended by the SEC). Further, the Company will not be required to file the auditor's attestation report on internal control over financial reporting until it files it annual report for the fiscal year ending March 31, 2009 (unless otherwise extended by the SEC).

Exhibits List

99.1 Press Release dated November 15, 2006, re the Company's Second Quarter Financial Results

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  BONSO ELECTRONICS INTERNATIONAL, INC.
                                  (Registrant)



Date:  April 3, 2007              By:    /s/  Henry F. Schlueter
                                         ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary